Stradley Ronon Stevens & Young, LLP
Suite 1601
191 N. Wacker Drive
Chicago, IL 60606-1615
Telephone 312-964-3500
Fax 312-964-3501
www.stradley.com

VIA EDGAR

March 10, 2016

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen High Income December 2019 Target Term Fund

(File Nos. 333-209703; 811-23141)

Initial Registration Statement on Form N-2

Dear Ms. Bentzinger:

On February 25, 2016, the above referenced fund (the “Fund”) filed a Registration Statement on Form N-2 (“Registration Statement’) for the purpose of registering its common shares of beneficial interest. The purpose of this letter is to request selective review of the Registration Statement, in accordance with the Securities and Exchange Commission’s (“SEC) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The Registration Statement is substantially identical to Nuveen High Income December 2018 Target Term Fund’s (“JHA”) registration statement (File Nos. 333-205695; 811-23074) (the “JHA Registration Statement,” and together with the Registration Statement, the “Registration Statements”). The SEC staff reviewed and commented on the JHA Registration Statement via comment letter dated August 12, 2015 and declared the JHA Registration Statement effective on November 12, 2015.

The Fund and JHA have identical investment objectives and investment strategies. Each of the Fund and JHA: (1) has the investment objectives of providing a high level of current income and returning the original net asset value per common share (before deducting offering costs) to common shareholders on or about the fund’s respective termination date; (2) seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its managed assets (as defined in the Registration Statements) in corporate debt securities and, separately, at least 80% of its managed assets in securities that, at the time of investment, are rated below investment grade or are unrated but deemed equivalent by Nuveen Asset Management, LLC, the fund’s sub-adviser; (3) intends to utilize various portfolio and cash flow management techniques, including setting aside a portion of its net investment income, possibly retaining gains and limiting the longest maturity of any holding to no later than approximately six months after the termination date of the fund; and (4) on or about the termination date of the fund, intends to cease its investment operations, liquidate its portfolio, retire or redeem its leverage facilities and seek to return the original net asset value to common shareholders, unless the term of the fund is extended for one period of up to six months by a vote of the fund’s board of trustees.

Philadelphia ● Washington ● New York ● Chicago

A Pennsylvania Limited Liability Partnership

Securities and Exchange Commission

March 10, 2016

The primary difference between the Fund and JHA is that JHA has an original term that expires on December 1, 2018, while the Fund’s original term expires on December 1, 2019 (each with one possible extension of up to six months as described in the immediately preceding paragraph).

JHA and the Fund share the same board of trustees, officers, investment adviser and sub-adviser, legal counsel, transfer agent and custodian. It is anticipated that JHA and the Fund will also share the same independent registered public accounting firm. As a result, the Registration Statements are identical in nearly all respects. The only notable differences appear in the following sections of the prospectus disclosure (headings and page numbers correspond to the Registration Statement):

Except as otherwise indicated below, references to the Fund’s original term ending on December 1, 2019, as opposed to JHA’s three-year term ending on December 1, 2018; and/or references to the longest maturity of any Fund holding of June 1, 2020, as opposed to JHA’s longest maturity being June 1, 2019 in each of the following sections:

•	Prospectus Summary

•	Investment Objectives (pg. 2);

•	Fund Strategies (pg. 2) and Investment Policies (pg. 4);

•	Three-Year Term (pgs. 5-7);

•	The Fund’s Investments

•	Fund Strategies (pg. 23);

•	Investment Policies (pg. 24 - 25);

•	Three-Year Term and Final Distribution (pgs. 26 - 27); and

•	Certain Provisions in the Declaration of Trust and By-laws

•	Term (pg. 65).

We believe this letter demonstrates the suitability of selective review of the Registration Statement, based on the SEC staffs previous review and comment on the JHA Registration Statement and its similarity to the Fund’s Registration Statement. Please call me at (312) 964-3502 if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures
Copies (w/encl.) to	Mark L. Winget
Kevin J. McCarthy